Exhibit 12.1

Ratios of Combined Fixed Charges and Preference Dividends to Earnings

(Dollars in Thousands)	Year ended December 31,					Nine Months Ended September 30,
	2014	2013	2012	2011	2010	2015
Earnings (1)
Loss before income taxes	$(39,070)	$(34,647)	$(32,872)	$(35,419)	$(40,612)	$(31,861)
Fixed charges	1,617	1,108	211	231	472	2,187

	$(37,453)	$(33,539)	$(32,661)	$(35,188)	$(40,140)	$(29,674)

Fixed Charges (2)
Interest portion of rental expense	231	165	198	231	198	165
Interest expense	1,386	943	13	—	274	2,022

	$1,617	$1,108	$211	$231	$472	$2,187

Ratio	NM (3)	NM (3)	NM (3)	NM (3)	NM (3)	NM (3)

(1)	Earnings. The term “earnings” is the amount resulting from adding and subtracting the following items. Add the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized; (b) preference security dividend requirements of consolidated subsidiaries; and (c) the non controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Equity investees are investments that you account for using the equity method of accounting. Public utilities following FASB ASC Topic 980, Regulated Operations, should not add amortization of capitalized interest in determining earnings, nor reduce fixed charges by any allowance for funds used during construction.
(2)	Fixed Charges. The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.
(3)	Not Meaningful. The ratio of earnings to fixed charges was negative for the period. Additional earnings of $39.1 million for the year ended December 31, 2014, $34.6 million for the year ended December 31, 2013, $32.9 million for the year ended December 31, 2012, $35.4 million for the year ended December 31, 2011, $40.6 million for the year ended December 31, 2010, and $31.9 million for the nine months ended September 30, 2015 would be needed to have a one-to-one ratio of earnings to fixed charges.